UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                               ---------------------------------
                                                         OMB APPROVAL
                                               ---------------------------------
                                               OMB Number:             3235-0145
                                               Expires:        December 31, 2005
                                               Estimated average burden
                                               hours per response.............11

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 5)*

                                 Lantronix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   516548 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Tom Kelleher
                       11100 Santa Monica Blvd., Suite 800
                              Los Angeles, CA 90025
                                 (310) 966-1444
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516548 10 4                       13D                Page 2 of 6 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SACC Partners LP; Riley Investment Management LLC; B. Riley & Co., Inc.;
                                Bryant R. Riley
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [X] (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

WC, PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    331,393
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    331,393
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

CUSIP No. 516548 10 4                       13D              Page 3 of 6 Pages

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


331,393
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.57%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


PN, IA, BD, IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 516548 10 4                       13D              Page 4 of 6 Pages


--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

Common Stock of Lantronix, Inc.
15353 Barnanca Parkway
Irvine, California  92618
--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) SACC Partners LP (a Delaware limited partnership) Riley Investment Management LLC (Delaware ltd. liab. co.) B. Riley & Co., Inc. (Delaware corporation) Bryant R. Riley (individual residing in California)

     (b)    11100 Santa Monica Boulevard, Suite 800
            Los Angeles, CA  90025

     (c) Mr. Riley owns all of the outstanding shares of B. Riley & Co., Inc. ("BRC"), an NASD member broker-dealer. Mr. Riley also manages and owns all of the outstanding membership interests of Riley Investment Management LLC ("RIM"), a California registered investment adviser. RIM is the investment adviser to and general partner of SACC Partners LP ("SACC"). They are all located at the address specified in (b) above.

     (d)    NONE

     (e)    NONE

     (f)    UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

SACC's purchases were made with SACC partnership funds, BRC's purchases were made with BRC corporate funds and Mr. Riley's purchases were made with his own personal funds.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

SACC, BRC and Mr. Riley acquired the issuer's shares for investment purposes.

CUSIP No. 516548 10 4                       13D              Page 5 of 6 Pages

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) SACC owns 288,993 shares of Lantronix's common stock. Because RIM has sole voting and investment power over SACC's security holdings and Mr. Riley in his role as the sole manager of RIM controls RIM's voting and investment decisions, each of SACC, RIM and Mr. Riley may be deemed to have beneficial ownership of the 288,993 shares held by SACC, representing approximately 0.5% of Lantronix's common stock.

BRC owns 42,400 shares of Lantronix's common stock. Because Mr. Riley has sole voting and investment power over BRC's security holdings, both BRC and Mr. Riley may be deemed to have beneficial ownership of the 42,400 shares of Lantronix's common stock, representing approximately 0.07% of Lantronix's common stock.

Mr. Riley does not personally own any shares of Lantronix's common stock. However, as noted above, Mr. Riley may be deemed to beneficially own a total of 331,393 shares of Lantronix common stock 0.57% through his relationships with SACC, RIM and BRC.

     (b) With respect to all of the shares that he holds and that are held by each of SACC and BRC, Mr. Riley has sole power to vote and dispose or direct the disposition of the shares.

     (c) Please see Exhibit A for BRC's transactions in Lantronix's shares in the sixty (60) days preceding the date of this filing.

     (d) None

     (e) February 13, 2004

CUSIP No. 516548 10 4                       13D              Page 6 of 6 Pages

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The relationships between Mr. Riley, SACC, RIM and BRC are described above under
Item 2(c) above. There is no written agreement among the reporting parties regarding Lantronix's shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

There are no written agreements amongst the parties relating to the filing of this joint acquisition statement, nor are there any written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition of shares, (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any matter disclosed under Item 4, or (3) the transfer or voting of securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profits, or the giving or withholding of any proxy.

--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2004


                                       SACC PARTNERS LP

                                       By: Riley Investment Management LLC,
                                       its General Partner

                                                By: /s/ Bryant R. Riley
                                                   -----------------------------
                                                   Bryant R. Riley,
                                                   President


                                       RILEY INVESTMENT MANAGEMENT LLC

                                       By: /s/ Bryant R. Riley
                                          --------------------------------------
                                          Bryant R. Riley, President


                                       B. RILEY & CO., INC.

                                       By: /s/ Bryant R. Riley
                                          --------------------------------------
                                          Bryant R. Riley, President


                                       /s/ Bryant R. Riley
                                       -----------------------------------------
                                       Bryant R. Riley



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A

                   Transaction Reports Required Per Item 5(c)

------------------------------- ------------------- --------------------- ----------------------- -----------------------
REPORTING PARTY                 DATE                # OF SHARES           PRICE/SHARE (USD)       TYPE AND MANNER
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/7/2004            3000                  1.62                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/11/2004           5100                  1.3661                  Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           35400                 1.3631                  Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           9200                  1.4058                  Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/14/2004           19700                 1.3519                  Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/18/2004           6                     1.25                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/24/2004           25000                 1.2105                  Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/27/2004           13200                 1.28                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/2/2004            20000                 1.35                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/7/2004            11900                 1.38                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/7/2004            2500                  1.39                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/7/2004            13800                 1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/8/2004            34607                 1.33                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/9/2004            15000                 1.4184                  Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/10/2004           4200                  1.45                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/15/2004           28                    1.41                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/28/2004           23200                 1.3006                  Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/30/2004           100                   1.27                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/30/2004           600                   1.27                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/7/2004            -200                  1.62                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/7/2004            -1300                 1.62                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/7/2004            -200                  1.62                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/7/2004            -1300                 1.62                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/11/2004           -2000                 1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/11/2004           -100                  1.37                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/11/2004           -200                  1.37                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/11/2004           -2800                 1.37                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -100                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -8600                 1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -1500                 1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -400                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -4000                 1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -50                   1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -100                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -100                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -50                   1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -100                  1.38                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -100                  1.38                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -26                   1.38                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -300                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -300                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -600                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -100                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------

------------------------------- ------------------- --------------------- ----------------------- -----------------------
REPORTING PARTY                 DATE                # OF SHARES           PRICE/SHARE (USD)       TYPE AND MANNER
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -200                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -200                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -300                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -300                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -100                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -200                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -100                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -100                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -200                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -200                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -100                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -200                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -2600                 1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -300                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -500                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -300                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -200                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -300                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -300                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -100                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -300                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -6600                 1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -74                   1.38                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -226                  1.38                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -300                  1.38                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -500                  1.38                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -300                  1.38                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -300                  1.38                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/12/2004           -3600                 1.38                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -300                  1.43                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -700                  1.42                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -150                  1.41                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -200                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -300                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -1000                 1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -200                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -200                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -200                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -200                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -200                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -200                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -730                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------

------------------------------- ------------------- --------------------- ----------------------- -----------------------
REPORTING PARTY                 DATE                # OF SHARES           PRICE/SHARE (USD)       TYPE AND MANNER
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -200                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -300                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -200                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -200                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -100                  1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/13/2004           -1000                 1.43                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/14/2004           -900                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/14/2004           -2800                 1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/14/2004           -11300                1.35                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/14/2004           -4700                 1.35                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/24/2004           -100                  1.2                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/24/2004           -300                  1.2                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/24/2004           -4900                 1.2                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/24/2004           -100                  1.2                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/24/2004           -4000                 1.2                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/24/2004           -4700                 1.21                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/24/2004           -300                  1.21                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/24/2004           -300                  1.22                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/24/2004           -300                  1.22                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/24/2004           -300                  1.22                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/24/2004           -3400                 1.22                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/24/2004           -300                  1.22                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/24/2004           -300                  1.22                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/24/2004           -4700                 1.22                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/24/2004           -300                  1.22                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/24/2004           -400                  1.22                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/24/2004           -300                  1.22                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/27/2004           -500                  1.28                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/27/2004           -300                  1.28                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/27/2004           -100                  1.28                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/27/2004           -1000                 1.28                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/27/2004           -5000                 1.28                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/27/2004           -1000                 1.28                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/27/2004           -100                  1.28                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/27/2004           -300                  1.28                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/27/2004           -300                  1.28                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/27/2004           -3700                 1.28                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/27/2004           -300                  1.28                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/27/2004           -300                  1.28                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  5/27/2004           -300                  1.28                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/2/2004            -20000                1.35                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------

------------------------------- ------------------- --------------------- ----------------------- -----------------------
REPORTING PARTY                 DATE                # OF SHARES           PRICE/SHARE (USD)       TYPE AND MANNER
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/7/2004            -28241                1.4                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/8/2004            -7407                 1.35                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/8/2004            -100                  1.35                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/8/2004            -2500                 1.35                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/8/2004            -5000                 1.35                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/8/2004            -2593                 1.35                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/8/2004            -100                  1.35                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/8/2004            -2407                 1.35                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/8/2004            -4993                 1.35                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/8/2004            -9507                 1.35                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/8/2004            -1000                 1.35                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/8/2004            -300                  1.36                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/8/2004            -200                  1.35                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/9/2004            -1950                 1.5                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/9/2004            -37                   1.44                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/9/2004            -1000                 1.44                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/9/2004            -6900                 1.44                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/10/2004           -300                  1.45                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/10/2004           -300                  1.45                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/10/2004           -1300                 1.45                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/10/2004           -300                  1.45                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/10/2004           -4100                 1.45                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/10/2004           -300                  1.45                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/10/2004           -400                  1.45                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/10/2004           -200                  1.45                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/10/2004           -100                  1.45                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/10/2004           -500                  1.45                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/23/2004           -10000                1.33                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/25/2004           -700                  1.3                     Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/25/2004           -300                  1.33                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/25/2004           -300                  1.33                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/25/2004           -200                  1.33                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/28/2004           -3800                 1.32                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/28/2004           -100                  1.31                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/28/2004           -4800                 1.31                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/28/2004           -100                  1.31                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/28/2004           -1000                 1.31                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/28/2004           -900                  1.31                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/28/2004           -1000                 1.31                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/28/2004           -300                  1.34                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/28/2004           -100                  1.34                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------
B. Riley & Co.                  6/28/2004           -300                  1.34                    Brokered
------------------------------- ------------------- --------------------- ----------------------- -----------------------